Buenos Aires, April 7, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: General Ordinary and Extraordinary Shareholder’s Meeting dated as of April 7, 2025.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos (“ByMA”) and the National Securities Commission (“Comisión Navcional de Valores” or "CNV"), in my capacity as Head for Market Relations of Pampa Energía S.A.  (de “Company”) in accordance with article 4, Chapter II, Title II of the CNV Regulations and article 79 of the ByMA Listing Regulation.

To this regard, below is a summary of the resolutions adopted by the Company’ Ordinary and Extraordinary General Shareholders Meeting that took place on April 7, 2025 (hereinafter the “Shareholders Meeting”), which was virtually held under the terms of article 30 of the Bylaws:

Item 1: The Shareholders Meeting, by a majority equivalent to 99.994% of the computable votes resolved to appoint the representatives of the shareholders Fondo de Garantía de Sustentabilidad in charge of the Administración Nacional de la Seguridad Social (“ANSES”) and JP Morgan Chase Bank – ADR (“JPM”) to execute the minute of the Shareholders Meeting.

Item 2: The Shareholders Meeting, by a majority equivalent to 99.992% of the computable votes resolved: (i) that the Reading of the documents be omitted due to the fact that it is known by all shareholders for it was at their disposal with due time prior to this Shareholders Meeting and within the regulatory timeframe; and (ii) to approve the Consolidated Financial Statement for the fiscal year ended December 31, 2024 that include the Company’s Statements of Financial Position, of Comprehensive Income, of Changes in Shareholders’ Equity and of Cash Flows, Notes to the Financial Statements, Independent Auditor’s Report, Statutory Audit Committee Report, Annual Report and Corporate Governance Code Compliance Report, the Informative Summary as required by the Argentine Securities Commission Rules, Auditors report and Supervisory Committee report and the Individual Financial Statement for the fiscal year ended December 31, 2024 that include the Company’s Statements of Financial Position, of Comprehensive Income, of Changes in Shareholders’ Equity and of Cash Flows, Notes to the Financial Statements, the Informative Summary as required by the Argentine Securities Commission Rules, authorizing the Board of Directors to make any modifications that the supervisory bodies could require as long as those modifications are not objected by the Supervisory Committee or the signing accountant.

Item 3: The Shareholders Meeting, considering that the fiscal year shows profits of Ps. 564,587 million which, in addition to the currency exchange differences, the retained earnings amounted to a gain of Ps. 766,073 million as of December 31, 2024, by a majority equivalent to 99.995% of the computable votes resolved to allocate Ps. 766,073 million to set up a voluntary reserve.

Item 4: The Shareholders Meeting, by a majority equivalent to (A) 99.732% of the computable votes resolved to approve the performance of the Board of Directors and (B) by a majority equivalent to 99.738% resolved to approve the performance the members of the Supervisory Committee both for the fiscal year ended December 31, 2024.

Item 5: The Shareholders Meeting, by a majority equivalent to (A) 99.204% of the computable votes resolved to approve the fees payable to the Board of Directors in the amount of Ps. 14,058,362,655.42 for the fiscal year ended December 31, 2024; (B) by a majority equivalent to 98.826%, resolved to authorize an advance payment of fees to the Directors and the Supervisory Committee until the date of the Shareholders’ Meeting that shall consider the financial statements as of December 31, 2025; and (C) by a majority of 99.223% approve the fees payable to the members of the Supervisory Committee in the amount of Ps. 63,113,445 for the fiscal year ended December 31, 2024.

Item 6: The Shareholders Meeting, by a majority equivalent to 98.969% of the computable votes resolved to approve the fees payable to the certifying accountant for works performed in the fiscal year ended December 31, 2024 for Ps. 1,065,665,456, including fees for the SOX 404 certification required by the U.S. Securities and Exchange Commission.

Item 7: The Shareholders Meeting, by a majority equivalent to (A) 99.734% of the computable votes resolved to approve (i) the re-election of Carolina Zang and Julia Pomares as regular directors and. Clarisa Lifsic, Lorena Rappaport, and Diego Martín Salaverri as alternate directors, maintaining Diego Martín Salaverri his non-independent status and Carolina Zang, Julia Pomares, Clarisa Lifsic, and Lorena Rappaport their independent status; appoint Gabriel Szpigiel and Daniela Rivarola Meilan as regular directors and Flavia Bevilacqua as alternate director, all of whom shall be independent; (ii) the appointment of Nicolás Mindlin as regular director replacing the resigning regular director María Carolina Sigwald until the completion of her term; and (iii) María Carolina Sigwald as alternate director, both being non-independent. The appointments mentioned in points (i) and (iii) above will be for a term of 3 fiscal years, with their respective mandates expiring on December 31, 2027, and the one mentioned in item (ii) will be until the expiration of the term of the corresponding resigning director, which will occur on December 31, 2026; and (B) by a majority equivalent to 99.598% of the computable votes resolved the appointment of Gabriel Szpigiel and Carolina Zang as principal members of the Audit Committee and Clarisa Lifsic as alternate member of said Committee.

Item 8: The Shareholders Meeting, by a majority equivalent to 66.135% of the computable votes resolved to approve (i) the renewal of the mandate of Noemí Ivonne Cohn as alternate member of the Supervisory Committee, whose mandate will expire on December 31, 2026.

Item 9: The Shareholders Meeting, by a majority equivalent to 99.734% of the computable votes resolved to appoint Price Waterhouse & Co. S.R.L., member of PriceWaterhouseCoopers, appointing Mr. Carlos Martín Barbafina as certifying accountant, and Mr. Fernando Rodríguez and Mr. Ezequiel Mirazón as alternate certifying accountants for the fiscal year ended December 31, 2025.

Item 10: The Shareholders Meeting, by a majority equivalent to 99.719% of the computable votes resolved to postpone the resolution regarding the approval of fees payable to the independent auditor for the fiscal year ending December 31, 2025, until the next annual Shareholders’ Meeting.

Item 11: The Shareholders Meeting, by a majority equivalent to 99.986% of the computable votes resolved to approve that the Audit Committee’s budget for the fiscal year 2025 amount to Ps. 20,750,000.

Item 12: The Shareholders Meeting, by a majority equivalent to 99.979% resolved (i) to approve an amendment to the Company’s by-laws in order to include more detailed information on the chemicals and petrochemicals involved in the Company’s industrial activities; and (ii) to approve a restated text of the Company’s by-laws containing the proposed modifications, omitting its reading and approving its transcription following the minute of the Shareholders' Meeting.

Item 13: The Company's Shareholders' Meeting, by a majority equivalent to (A) 99.979% of computable votes, resolved to approve an increase in the maximum amount of the Program for the issuance of simple notes (not convertible into shares) and/or notes convertible into shares in the sum of US$700,000,000 (or its equivalent in other currencies or units of value), that is, from the sum of US$1,400,000,000 (or its equivalent in other currencies or units of value) to the sum of US$2,100,000,000 (or its equivalent in other currencies or units of value); and by (B) 99.969% of computable votes resolved to approve the delegation to the Board of Directors of the broadest powers to, without the need for subsequent ratification by the Shareholders’ Meeting, (a) determine all the terms and conditions of the Program (including, without limitation, time, price, form and conditions of payment thereof, currency, destination of funds) and of the different classes and/or series of negotiable obligations to be issued, these may even modify the terms and conditions approved by the Shareholders' Meeting to the extent permitted by applicable legislation; (b) approve, execute, grant and/or subscribe any agreement, contract, document, instrument and/or title related to the Program, with the renewal or extension of the established terms and validity of these documents, and/or the issuance of the different classes and/or series of negotiable obligations within the framework thereof, including without limitation any prospectus, supplement, contract, instrument or firm placement agreement with an intermediary agent, also authorizing them to make all submissions and statements, any request, procedure and/or management that correspond before the control bodies, as well as incorporate all those modifications that may be required, especially to comply with the requirements demanded by the CNV, BYMA, the Mercado Abierto Electrónico S.A., the Securities and Exchange Commission or other stock exchanges or securities markets, as determined by the Board of Directors or the persons authorized by the Board of Directors in relation to the Program and/or the negotiable obligations issued under it; and (c) subdelegate to one or more of its members, and/or to one or more persons that they may consider at the time, all the powers and authorizations referred to in points (a) to (b) above.

Item 14: The Shareholders Meeting, by a majority equivalent to 99.983% of the computable votes resolved to grant the relevant authorizations to María Carolina Sigwald, Gerardo Carlos Paz, María Agustina Montes, Maite Zornoza, Juan Manuel Recio, Camila Mindlin, Katia Natalia Szischik, Diego Alexi Vaca Diez Eguez, Luis Agustín León Longombardo, María José Maure Bruno, María Victoria Ritondale, Sofia Lara Pellizzaro Arena, Martín Ezequiel Gardella, Inés María Belucci, Fabiana Marcela Vidal, Alejandra Paulina Brasesco, Fernando Nicolás Villarruel, Rodolfo María Peralta, Mauricio Penta, Martín García Arango, Fernando Rizzi and/or Vanesa Russo to register the resolutions adopted by the Shareholders’ Meeting and to carry out such other dealings as may be necessary before the relevant entities.

Sincerely.

María Agustina Montes

Head of Market Relations